SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2006
Shaw Communications Inc.
(Translation of registrant’s name into English)
Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500
(Address of principal executive offices)
          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
          If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	August 15, 2006
Shaw Communications Inc.

By:
/s/ Steve Wilson
Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE
Shaw Communications to acquire Whistler Cable Television Ltd.
CALGARY, AB (August 15, 2006) — Shaw Communications Inc. today announced that it has entered into an agreement to acquire Whistler Cable Television Ltd. (“Whistler Cable”), subject to approval of the Toronto Stock Exchange. Whistler Cable operates cable and Internet systems in Whistler and Pemberton, British Columbia.
“Whistler Cable is an excellent system and a perfect fit with Shaw’s existing systems on the West Coast, as well with the system that we recently acquired from Coast Mountain Communications Inc. which also operates in Pemberton. We are excited by the opportunity to provide leading entertainment and communications services to the world renowned resort town of Whistler, particularly with the 2010 Winter Olympics approaching,” said Peter Bissonnette, President of Shaw.
“We are very pleased about joining forces with Shaw” said M.J. Saperstein, the owner of Whistler Cable. “Shaw has a reputation on the West Coast of providing exceptional products and services to their customers, and this will now be extended to the residents of Whistler and Pemberton.”
Shaw Communications Inc. is a diversified Canadian communications company whose core business is providing broadband cable television, High-Speed Internet, Digital Phone, telecommunications services (through Big Pipe Inc.) and satellite direct-to-home services (through Star Choice Communications Inc.) to over three million customers. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR).

For more information, please contact:
Shaw Investor Relations Department
Investor.relations@sjrb.ca